

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 28, 2009

Mr. Phil Baker
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD, Papua New Guinea

> **RE: Lihir Gold Limited**
> **Form 20-F for the Year Ended December 31, 2007**
> **Filed May 7, 2008**
> **Response Letter Dated December 1, 2008**
> **File No. 0-26860**

Dear Mr. Baker:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated December 1, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Year Ended December 31, 2007

Item 15. Controls and Procedures, page 110

1.   We note your response to comment six of our letter dated September 29, 2008. Please modify your disclosure to indicate, if true, that there have been no changes in your internal control over financial reporting that occurred during the period covered by this annual report which have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Note 1 Statement of Significant Accounting Policies, page F-5

(iv) Development Properties, page F-5

2.   We note your response to comment nine of our letter dated September 29, 2008 which specifies that in the instance of the Ballarat property you determined that the mine was in the development stage prior to establishing proven and probable

    reserves. We further note that the Ballarat property has complex geology which makes it difficult to ascertain precise estimates. Please clarify how you determined that classification of the related costs meet the definition of an asset within the IASB framework which specifies future benefits must be probable. In doing so, please specify how you determined the technical feasibility and commercial viability of extracting the mineral resource from this property.

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Kevin Stertzel, at (202) 551-3723. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. With respect to all legal comments, you may contact Douglas Brown at (202) 551-3265, or in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

                  Sincerely,

                  H. Roger Schwall
                  Assistant Director

cc: D. Brown
    J. Cannarella